UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

FANHUA INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G3314G 102

(CUSIP Number)

Sea Synergy Limited

c/o Yinan Hu

60/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

Summer Day Limited

c/o Yinan Hu

60/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

Yinan Hu

60/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3314G 102	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
Sea Synergy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 1,134,751,504 ordinary shares outstanding as of December 20, 2023, according to the Issuer’s internal record.

CUSIP No. G3314G 102	SCHEDULE 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
Summer Day Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G3314G 102	SCHEDULE 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Yinan Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
IN
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,041,200 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,041,200 ordinary shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,041,200 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.88%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G3314G 102	SCHEDULE 13D	Page 5 of 7

Introductory Note

This Amendment No. 3 on Schedule 13D/A (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on December 27, 2021 (the “Original Filing”), amended by Amendment No. 1 filed on December 23, 2022 and by Amendment No. 2 filed on December 27, 2023.

Unless otherwise stated herein, the Original Filing remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Filing.

This Amendment No. 3 is being filed jointly by Sea Synergy Limited (“Sea Synergy”), Summer Day Limited (“Summer Day”) and Yinan Hu ( each, a “Reporting Person” and together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented in its entirety as follows:

On December 27, 2023, Sea Synergy, which is 100% beneficially owned by Mr. Yinan Hu, and the shareholding vehicles of certain other executive officers of the Issuer entered into a Share Exchange Agreement with Puyi Inc. (“Puyi”), pursuant to which Sea Synergy agreed to exchange 189,698,110 Ordinary Shares of the Issuer beneficially owned by Sea Synergy for 94,849,055 newly issued ordinary shares of Puyi, representing 25.6% of the equity interests of Puyi. Concurrently, Puyi has also entered into a similar share exchange agreement with Certain Other Shareholders. Participants to the share exchange transactions are collectively referred to as the “Participating Shareholders”. Upon completion of the transactions on December 29, 2023, Sea Synergy and other Participating Shareholders collectively own 76.7% of the equity interests of Puyi while Puyi own 50.1% of the equity interests of the Issuer.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, which is filed as Exhibit 99.3 hereto and which is incorporated herein by reference.

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

			Number of Shares as to which Such Person has:
Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Sea Synergy (3)	0	0.00%	0	0	0	0
Summer Day (3)	0	0.00%	0	0	0	0
Yinan Hu(4)	10,041,200	0.88%	10,041,200	0	10,041,200	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

CUSIP No. G3314G 102	SCHEDULE 13D	Page 6 of 7

(2)	Percentage of beneficial ownership of each listed person is based on 1,134,751,504 Ordinary Shares outstanding as of December 20, 2023.

(3)	Sea Synergy is 100% held by Summer Day Limited which is 100% owned by Mr. Hu. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Summer Day and Mr. Hu may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Sea Synergy. As the result of the share exchange between Sea Synergy and Puyi, the number of Ordinary Shares of the Issuer held by Sea Synergy and beneficially owned by Summer Day decreased from 189,698,110 to nil, and Sea Synergy and Summer Day ceased to be a 5% shareholder of the Issuer.

(4)	Represents 10,041,200 Ordinary Shares in the form of ADSs directly held by Mr. Hu. As a result of the share exchange between Sea Synergy and Puyi, the number of Ordinary Shares beneficially owned by Mr. Hu decreased from 199,739,310 to 10,041,200 and Mr. Hu ceased to be a 5% shareholder of the Issuer.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by any other Reporting Person or any of the Other Participating Shareholders, who collectively held an aggregate of 568,226,628 Ordinary Shares, representing 50.1% of the outstanding Ordinary Shares (inclusive of the reported securities), before the closing of the transaction on December 29, 2023 as described under Item 4 above, and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any Other Participating Shareholder. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than with respect to securities reported as directly held by such Reporting Person.

(c)	During the 60 days preceding the filing of this Schedule 13D/A, none of the Reporting Persons has effected any transactions in the Ordinary Shares except as reported herein.

(d)	To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D/A, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Item 6 is hereby amended by incorporating by reference the information set forth in Item 4 above.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement dated January 5, 2024, by and among the Reporting Persons

Exhibit 99.2:	List of directors and executive officers of (i) Sea Synergy and (ii) Summer Day (filed herewith)

Exhibit 99.3:	Share Exchange Agreement among Sea Synergy Limited, Green Ease Limited, Kingsford Resources Limited and Puyi Inc. dated December 27, 2023 (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D/A filed with the Securities and Exchange Commission on December 27, 2023)

CUSIP No. G3314G 102	SCHEDULE 13D	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024

SEA SYNERGY LIMITED

By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

SUMMER DAY LIMITED

By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

YINAN HU

/s/ Yinan Hu

[Signature Page to Schedule 13D Amendment]